eFuture Announces Fourth Quarter and Full Year 2007
Unaudited Financial Results

Company Exceeds Full Year 2007 Revenue Guidance

Full Year Revenue Increases 78% Year-Over-Year

EBITDA Increases 101% Year-Over-Year

    BEIJING, March 13 /Xinhua-PRNewswire/ -- eFuture Information Technology Inc. (Nasdaq: EFUT, “eFuture”), a leading front-end supply chain management software and service company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2007.
Fourth Quarter of 2007 Financial Results Highlights
-- Fourth quarter 2007 total revenues were RMB49.9 million (US$6.8 million), an increase of 140.2% over the fourth quarter of 2006.
-- Fourth quarter 2007 service fee income was RMB20.0 million (US$2.7 million), an increase of 648.4% over the fourth quarter of 2006.
-- Fourth quarter 2007 gross profit was RMB22.7 million (US$3.1 million), an increase of 74.3% over the fourth quarter of 2006.
-- Fourth quarter 2007 gross margin was 45.4%, compared to 62.6% in the fourth quarter of 2006.
-- Fourth quarter 2007 net loss was RMB22.0 million (US$3.4 million), a decrease of 368.6% over the fourth quarter of 2006.

Full Year 2007 Financial Results Highlights
-- 2007 total revenues were RMB85.5 million (US$11.7 million), an increase of 78.7% over 2006.
-- 2007 service fee income was RMB26.5 million (US$3.6 million), an increase of 301.3% over 2006.
-- 2007 gross profit was RMB39.7 million (US$5.4 million), an increase of 58.5% over 2006.
-- 2007 gross margin was 46.4%, compared to 52.3% in 2006.
-- 2007 EBITDA was RMB22.2 million, an increase of 101% over 2006.
-- 2007 net loss was RMB24.9 million (US$3.4 million), a decrease of 407.1% over 2006;
-- 2007 adjusted net income (non-GAAP) was RMB18.9 million (US$2.6 million), an increase of 75% over 2006.
-- Diluted losses per share were RMB9.26 (US$1.27); Non-GAAP adjusted diluted earnings per share were RMB6.32 (US$0.87).

    “We delivered robust top-line growth and executed according to plan in 2007,” said Adam Yan, eFuture’s chairman and Chief Executive Officer. “During the year, we continued to grow organically while making strategic acquisitions that provide us with innovative new products that complement our core competencies. We believe our recently added Software as a Service, Business-to-Business and Business-to-Consumer business models and rapidly growing customer base give us a unique competitive advantage to further leverage our leading market position in China’s front-end supply chain management industry.”

Full Year 2007 Operational Highlights
-- Sales contracts in 2007 increased 135% to RMB129.3 million from 2006. Total new orders increased 147% to 892 from 361 in 2006.
-- eFuture acquired Nanjing Tangcheng Network Technology Development Corporation in January 2007, a leading regional independent software vendor focusing on Eastern China’s retail market.
-- eFuture acquired Beijing Wangku Hutong Information Technology Co., Ltd. in May 2007, allowing eFuture to offer a leading Business-to-Business (“B2B”) platform that connects retailers and small- to medium-sized suppliers.
-- eFuture acquired Crownhead and its subsidiary Guangzhou Royalstone in August 2007, significantly improving eFuture’s market share among China’s top 100 retailers and international retail accounts.
-- eFuture acquired a majority stake in Beijing bFuture Inc. in November 2007, a company that provides Software as a Service (“SaaS”) and Business-to-Business (“B2B) supply chain management platform to connect suppliers and retailers and a Business-to-Consumer (“B2C”) platform for retailers.

    Financial Results for Fourth Quarter and Full Year 2007

    eFuture reported total revenues of RMB49.9 million (US$6.8 million) for the fourth quarter of 2007, a 140.2% increase from RMB20.8 million in the fourth quarter of 2006. eFuture reported total revenues of RMB85.5 million (US$11.7 million) in 2007, a 78.6% increase from RMB47.8 million in 2006.

Software sales in the fourth quarter of 2007 increased 30.0% to RMB20.1 million (US$2.8 million) from RMB15.5 million in the fourth quarter of 2006. Software sales in 2007 increased 43.3% to RMB42.8 million (US$5.9 million) from RMB29.8 million in 2006.

    Hardware sales in the fourth quarter of 2007 increased 271% to RMB9.8 million (US$1.3 million) from RMB2.6 million in the fourth quarter 2006. Hardware sales in 2007 increased 42.0% to RMB16.2 million (US$2.2 million) from RMB11.4 million in 2006.

    Service fee income in the fourth quarter of 2007 increased 648.4% to RMB20.0 million (US$2.7 million) from RMB2.7 million in the fourth quarter of 2006. Service fee income in 2007 increased 301.3% to RMB26.5 million (US$3.6 million) from RMB6.6 million in 2006.

    Gross Margins

    Fourth quarter of 2007 gross profit was RMB22.7 million (US$3.1 million), a 74.3% increase from RMB13.0 million in the fourth quarter of 2006. Consolidated gross margin for the fourth quarter of 2007 was 45.4% compared to 62.6% in the fourth quarter of 2006 and 42.5% in the third quarter of 2007. 2007 gross profit was RMB39.7 million (US$5.4 million), a 58.5% increase from RMB25.0 million in 2006. Consolidated gross margin for 2007 was 46.4% compared to 52.3% in 2006.

    Operating Expenses

    Research and development expenses for the fourth quarter of 2007 were RMB0.19 million (US$0.03 million), or 0.4% of total revenues, compared to 2.5% of total revenues in the fourth quarter of 2006 and 0.4% in the third quarter of 2007. Research and development expenses in 2007 were RMB0.4 million (US$0.05 million), or 0.5% of total revenues, compared to 1.1% in 2006.

    General and administrative expenses for the fourth quarter of 2007 were RMB9.8 million (US$1.3 million), or 19.6% of total revenues, compared to 11.3% in the fourth quarter of 2006 and 19.8% in the third quarter of 2007. General and administrative expenses in 2007 were RMB18.6 million (US$2.6 million), or 21.8% of total revenues, compared to 15.3% in 2006.

    Selling expenses for the fourth quarter of 2007 were RMB4.0 million (US$0.5 million), or 8.0% of total revenues, compared to 9.8% in the fourth quarter 2006 and 19.5% in the third quarter of 2007. Selling expenses in 2007 were RMB11.8 million (US$1.6 million), or 13.8% of total revenues, a compared to 19.3% in 2006.

    Total share-based compensation expenses in 2007 were RMB2.7 million (US$0.4 million).

    Operating profit in the fourth quarter of 2007 was RMB8.7 million (US$1.2 million), a 7.6% increase from RMB8.1 million in the fourth quarter of 2006. Operating margin was 17.5% in the fourth quarter of 2007, compared to 39.0% in the fourth quarter 2006 and 2.8% in the third quarter 2007.

    2007 operating profit was RMB8.9 million (US$1.2 million), a 10.8% increase from RMB8.0 million in 2006. Operating margin was 10.3% in 2007, compared to 16.7% in 2006.

    The company’s 2007 income tax rate was 15%, which has been the same for several years. The Chinese government recently adopted a new Unified Corporate Income Tax Law (the “New Law”), which became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises.” The company expects that it will apply for the “New and High-Tech Enterprise” status that will allow it a 15% tax rate for 2008 and onward under China’s Unified Enterprise Income Tax Law. Under applicable accounting rules, until the company receives official approval for this status, it must use the transition rule in its calculation of its deferred tax balances, which means a gradual increase in rates over the five-year transition period, that is 18% at 2008, 20% at 2009, 22% at 2010, 24% at 2011 and 25% at 2012.

    Net Income

    Fourth quarter of 2007 net loss was RMB22.0 million (US$3.4 million) compared to net income of RMB8.2 million in the fourth quarter of 2006. Net margins were negative 44.0% in the fourth quarter 2007 compared to 39.4% in the fourth quarter of 2006 and negative 3.8% in the third quarter of 2007. 2007 net loss was RMB24.9 million (US$3.4 million) compared to net income of RMB8.1 million in 2006. Net margins were negative 29.1% in 2007 compared to 16.9% in 2006.

    The net loss was primarily due to the impact of four acquisitions, share-based compensation expenses, foreign exchange losses and a one-time conversion expense related to a US$10 million convertible note completed in October 2007. The amortization of discount on notes payable was RMB31.0 million (US$4.2 million), amortization of acquired software technology was RMB7.3 million (US$1.0 million) and foreign exchange losses were RMB4.6 million (US$0.6 million). 2007 adjusted net income (non-GAAP) was RMB18.9 million (US$2.6 million), an increase of 75% over 2006.

    2007 adjusted net income (non-GAAP) was RMB18.9 million (US$2.6 million), an increase of 75% over 2006.

    Fourth quarter of 2007 basic and diluted losses per share were RMB8.18 (US$1.13) and RMB8.18 (US$1.13), respectively. 2007 basic and diluted losses per share were RMB9.26 (US$1.27) and RMB9.26 (US$1.27), respectively.

    EBITDA

    EBITDA (non-GAAP) for the fourth quarter of 2007 was RMB17.5 million (US$2.4 million), an increase of 92.7% from the fourth quarter of 2006. Fourth quarter of 2007 adjusted net income (non-GAAP) was RMB14.5 million (US$2.0 million), an increase of 64.7% from the fourth quarter of 2006 and a 385.1% increase from the third quarter of 2007.

    2007 EBITDA (non-GAAP) was RMB22.2 million (US$3.0 million), an increase of 101.0% from 2006. 2007 adjusted net income (non-GAAP) was RMB19.0 million (US$2.6 million), an increase of 75.0% from 2006.

    Fourth quarter of 2007 adjusted non-GAAP diluted earnings per share was RMB4.85 (US$0.67). 2007 adjusted non-GAAP diluted earnings per share was RMB6.32 (US$0.87).

    Other Select Data

    As of December 31, 2007, the company had RMB67.2 million (US$9.2 million) in cash and cash equivalents and short-term investments. Net cash generated from operating activities and capital expenditures in 2007 were RMB17.0 million (US$2.3 million) and RMB16.6 million (US$2.3 million), respectively.

    As of December 31, 2007 the company had 588 employees.

    Business Outlook for 2008

    The company currently has deferred contracts with unrecognized revenues of approximately US$7.3 million. eFuture expects its 2008 total revenues to be in the range of approximately US$17 to US$18 million, representing annual growth of 45 to 54% over 2007. This forecast is a current and preliminary view and is subject to change.

    Conference Call Information

    eFuture’s management will hold an earnings conference call at 8:30 p.m. on March 12, 2008 U.S. Eastern Time (8:30 a.m. on March 13, 2008 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:
U.S. and International: +86-10-58511260
China: +86-10-58511259

    Additionally, an archived webcast of this conference call will be available at http://www.e-future.com.cn .

    About eFuture Information Technology Inc.

    eFuture is a leading provider of front-end supply chain management software and services in China. eFuture provides one-stop-shop software and service solutions to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain market, especially in the retail and Fast Moving Consumer Goods (‘‘FMCG’’) industries. eFuture currently serves more than 900 clients, including Fortune 500 companies, over 700 retailers and over 200 distributors operating in China. eFuture is also one of IBM’s premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. The company has 20 branch offices across China.

    For more information about eFuture, please visit http://www.e-future.com.cn/

    Safe Harbor for Forward Looking Statements

    This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “might,” “plans,” “projects,” “results,” “should,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements which do not relate solely to historical matters and are intended to identify forward-looking statements. Among other things, 2008 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements.

    Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the company’s revenues and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; trends and competition in the software industry; the company’s ability to hire, train and retain qualified managerial and other employees; the company’s ability to develop new software’s and pilot new business model at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy software market in retail and consumer goods industries; changes in Chinese laws, including tax laws; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected by the forward-looking statements. eFuture cautions that while forward-looking statements reflect management’s good faith beliefs at the time made, they are not guarantees of future performance and are affected by actual events. Accordingly, investors should use caution in relying on forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

    Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 13, 2008, and the company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

    This announcement contains translations of certain amounts from Chinese Renminbi (“RMB”) into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all currency translations are made at a rate of RMB7.2946 to US$1.00, the effective noon buying rate on December 31, 2007.

    Non-GAAP Financial Measures

    To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses, depreciation, adjusted net income excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes, adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes,. The presentation of these non- GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

    eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

    eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

    The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the company’s EBITDA and adjusted EDITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

For investor and media inquiries please contact:

eFuture Information Technology Inc.
Tel:    +86-10-5165-0998 ext.8804
Email: ir@e-future.com.cn

Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel:    +86-10-8520-6556
Email: justin.knapp@ogilvy.com

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

USD-RMB=7.2946

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31		December 31,
	2006	2007	2007
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	61,464,737	67,227,348	9,216,043
Trade receivables, less allowance for doubtful accounts of RMB2,109,910 and RMB4,695,898, respectively	4,452,959	15,036,184	2,061,276
Refundable value added tax	2,470,941	3,691,035	505,996
Deposits	44,943	156,695	21,481
Advances to employees	1,198,601	3,576,947	490,355
Advances to suppliers	443,030	657,724	90,166
Other receivables	171,120	1,986,655	272,346
Short-term investments	--	343,046	47,027
Prepaid expenses	534,755	862,653	118,259
Inventory	4,121,136	5,749,951	788,248
Total current assets	74,902,222	99,288,239	13,611,197

Non-current assets
Long-term investments	--	5,352,170	733,717
Deferred loan costs, net of RMB1,238,854 of amortization	--	9,532,324	1,306,765
Property and equipment, net of accumulated depreciation of RMB4,690,856 and RMB5,191,489, respectively	1,014,581	2,065,040	283,092
Intangible assets, net of accumulated amortization of RMB8,678,751 and RMB24,040,161 respectively	7,108,244	47,906,228	6,567,355
Goodwill	--	43,928,283	6,022,028
Total non-current assets	8,122,825	108,784,046	14,912,957

Total assets	83,025,047	208,072,285	28,524,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	1,230,782	3,845,873	527,222
Accrued expenses	3,941,618	4,667,470	639,853
Accrued interest	--	4,872	668
Taxes payable	5,182,615	7,763,517	1,064,283
Deferred Tax	--	5,130,030	703,264
Advances from customers	8,121,043	13,659,546	1,872,556
Royalstone acquisition obligation, current portion	--	16,075,637	2,203,772
Make-whole obligation, current portion	--	1,164,116	159,586
Convertible note payable, current portion	--	3,648,825	500,209
Total current liabilities	18,476,058	55,959,886	7,671,413

Long-term liabilities
Royalstone acquisition obligation, net of current portion	--	6,093,683	835,369
Make-whole obligation, net of current portion	--	9,290,082	1,273,556
12% RMB75,108,000 ($10,000,000) convertible note payable, net of RMB53,379,624 unamortized discount based on an imputed interest rate of 28.9%, net of current portion	--	7,670,228	1,051,494
Minority shareholder interests	--	96,073	13,170
Total long-term liabilities	--	23,150,066	3,173,589

Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars (RMB0.6257) par value; 6,613,756 shares authorized; 2,633,500 shares and 2,633,500 shares outstanding 2,833,580 shares proforma), respectively	1,647,781	1,812,055	248,410
Additional paid-in capital	77,726,236	167,047,433	22,900,150
Statutory reserves	3,084,020	3,084,020	422,781
Accumulated foreign currency translation adjustment	(491,079)	--	--
Accumulated deficit	(17,417,969)	(42,981,175)	(5,892,191)
Total shareholders’ equity	64,548,989	128,962,333	17,679,151

Total liabilities and shareholders’ equity	83,025,047	208,072,285	28,524,153

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED INCOME STATEMENTS
USD-RMB=7.2946

			U.S. Dollars
	2006	2007	December 31,
	(Audited)	(Unaudited)	2007
Revenues
Software sales	29,832,720	42,759,916	5,861,859
Hardware sales	11,403,473	16,198,402	2,220,602
Service fee income	6,607,337	26,511,794	3,634,441
Total Revenues	47,843,530	85,470,112	11,716,902

Cost of revenues
Cost of software	7,665,866	16,165,274	2,216,060
Cost of hardware	10,548,649	12,587,418	1,725,580
Cost of service fee income	1,887,676	6,857,161	940,032
Amortization of acquired technology		7,312,292	1,002,425
Amortization of software costs	2,727,198	2,891,118	396,337
Total Cost of Revenue	22,829,388	45,813,263	6,280,435

Gross Profit	25,014,142	39,656,849	5,436,467

Expenses
Research and development	527,219	436,925	59,897
General and administrative	7,298,980	18,629,586	2,553,887
Selling and distribution expenses	9,210,975	11,755,513	1,611,536
Total Expenses	17,037,174	30,822,024	4,225,321

Profit from operations	7,976,968	8,834,825	1,211,146

Interest income	141,230	3,400,927	466,225
Interest expense	(13,471)	(534,224)	(73,236)
Amortization of discount on notes payable	--	(30,979,932)	(4,246,968)
Amortization of loan costs	--	(1,860,116)	(254,999)
Income (loss) on investments	--	938,235	128,620
Foreign exchange loss	--	(4,581,329)	(628,044)
Minority shareholder income	--	(106,352)	(14,579)
Net loss	8,104,726	(24,887,967)	(3,411,834)

Earnings per ordinary share
Basic	4.80	(9.26)	(1.27)
Diluted	4.43	(9.26)	(1.27)

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD-RMB=7.2946

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2006	2007	2007
	(Audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	8,104,726	(24,887,967)	(3,411,834)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	679,876	500,633	68,631
Amortization of intangible assets	2,727,198	10,203,410	1,398,762
Amortization of discount on notes payable	--	30,979,932	4,246,968
Amortization of deferred loan costs	--	1,860,116	254,999
Change in assets and liabilities:
Accounts receivable	(664,562)	(10,583,225)	(1,450,830)
Refundable value added tax	72,593	(1,220,094)	(167,260)
Deposits	466,458	(111,752)	(15,320)
Advances to employees	(162,781)	(2,378,346)	(326,042)
Advances to suppliers	(334,840)	(214,694)	(29,432)
Other receivables	60,552	(1,790,535)	(245,460)
Prepaid expenses	(66,189)	(291,819)	(40,005)
Inventories	25,277	(1,627,325)	(223,086)
Trade payables	208,096	2,615,091	358,497
Accrued expenses	(101,711)	703,954	96,503
Accrued interest	--	4,872	668
Taxes payable	(482,309)	2,580,902	353,810
Deferred Tax	--	5,130,030	703,264
Deferred revenue	(559,085)	--	--
Advances from customers	2,675,539	5,538,503	759,261
Net cash provided by operating activities	12,648,840	17,011,686	2,332,093

Cash flows from investing activities:
Purchases of property and equipment	(537,340)	(1,521,967)	(208,643)
Payments for software	(3,818,599)	(15,086,896)	(2,068,228)
Long-term investments	--	(6,344,448)	(869,746)
Payment to purchase net assets of Royalstone	--	(49,862,311)	--
Loan to Guarantor	800,000	--	--
Net cash used in investing activities	(3,555,939)	(72,815,621)	(9,982,127)

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	47,128,495	1,051,776	--
Issue convertible notes	--	65,095,829	8,923,838
Repayment of short term loan	(2,800,000)	--	--
Short-term loan	--	--	--
Net cash provided by (used in) financing activities	44,328,495	66,147,605	9,068,024
Effect of exchange rate changes on cash	(791,476)	(4,581,329)	(628,044)
Net increase in cash	52,629,920	5,762,340	789,946
Cash and cash equivalents at beginning of period	8,834,817	61,465,008	8,426,097

Cash and cash equivalents at end of period	61,464,737	67,227,348	9,216,043

Supplemental cash flow information
Interest paid	66,593	534,224	73,236

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATION INFORMATION

USD-RMB=7.2946
	Three Months Ended
	December 31, 2006	September 30, 2007	December 31, 2007
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software sales	15,458,263	9,355,671	20,102,369	2,755,788
Hardware sales	2,645,727	3,916,065	9,816,609	1,345,736
Service fee income	2,671,152	3,170,679	19,990,060	2,740,392
Total Revenues	20,775,143	16,442,414	49,909,039	6,841,916

Cost of revenues
Cost of software	3,767,124	2,443,772	9,115,847	1,249,671
Cost of hardware	2,674,197	3,648,418	7,181,112	984,442
Cost of service fee income	672,801	877,264	4,950,478	678,650
Amortization of acquired technology	--	2,229,127	5,083,165	696,839
Amortization of software costs	649,035	253,309	904,237	123,960
Total Cost of Revenue	7,763,156	9,451,891	27,234,840	3,733,562

Gross Profit	13,011,987	6,990,523	22,674,199	3,108,354

Expenses
Research and development	527,219	62,440	194,161	26,617
General and administrative	2,350,887	3,260,031	9,771,856	1,339,601
Selling and distribution expenses	2,025,579	3,199,809	3,986,337	546,478
Total Expenses	4,903,685	6,522,281	13,952,354	1,912,696

Profit from operations	8,108,301	468,242	8,721,844	1,195,658

Interest income	111,693	1,091,635	632,092	86,652
Interest expense	(38,658)	(572,068)	752,002	103,090
Amortization of discount on notes payable	--	(1,138,014)	(27,867,111)	(3,820,238)
Amortization of loan costs	--	(534,108)	(622,974)	(85,402)
Income (loss) on investments	--	363,638	798,088	109,408
Foreign exchange loss	--	(301,585)	(4,279,744)	(586,700)
Minority shareholder income	--	--	(106,352)	(14,579)
Net Income (loss)	8,181,335	(622,260)	(21,972,155)	(3,411,834)

Earnings per ordinary share
Basic	4.85	(0.24)	(8.18)	(1.13)
Diluted	4.48	(0.24)	(8.18)	(1.13)

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
NON-GAAP MEASURES OF PERFORMANCE

USD-RMB=7.2946

	December 31, 2006	December 31, 2007
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating income (loss) (GAAP Basis)	7,976,968	8,834,825	1,211,146

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	--	7,312,292	1,002,425
Add back amortization of intangibles	2,727,198	2,891,118	396,337
Add back share-based compensation expenses	--	2,663,105	365,079
Adjusted non-GAAP operating income	10,704,166	21,701,340	2,974,987
Add back depreciation	342,842	500,633	68,631

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	11,047,008	22,201,973	3,043,618
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating income (loss) (GAAP BASIS)	23%	10%	18%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	--	9%	9%
Amortization of intangibles	6%	3%	3%
Share-based compensationexpenses	--	3%
Adjusted non-GAAP operating income	29%	25%	30%
Depreciation	0.7%	0.6%	0.6%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	30%	26%	30%

NON-GAAP EARNINGS PER SHARE
Net Income (Loss)	8,104,726	(24,887,967)	(3,411,834)
Amortization of acquired software technology	--	7,312,292	1,002,425
Amortization of intangibles	2,727,198	2,891,118	396,337
Accretion on convertible notes	--	30,979,932	4,246,968
Share-based compensation expenses		2,663,105	365,079
Adjusted Net income	10,831,924	18,958,481	2,598,975

Adjusted non-GAAP diluted earnings per share	5.92	6.32	0.87
Shares used to compute non-GAAP diluted earnings per share	1,831,258	2,997,921	2,997,921

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
NON-GAAP MEASURES OF PERFORMANCE

USD-RMB=7.2946

	Three Months Ended
	December 31, 2006	September 30, 2007	December 31, 2007
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating income (loss) (GAAP Basis)	8,108,301	468,242	8,721,844	1,195,658

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	--	2,229,127	5,083,165	696,839
Add back amortization of intangibles	649,035	253,309	904,237	123,960
Add back share-based compensation expenses	--	--	2,663,105	365,079
Adjusted non-GAAP operating income	8,757,336	2,950,678	17,372,351	2,381,536
Add back depreciation	342,842	337,034	163,599	22,427

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	9,100,178	3,287,712	17,535,950	2,403,963

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating income (loss) (GAAP BASIS)	39%	3%	17%	17%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	--	14%	10%	10%
Amortization of intangibles	3%	2%	2%	2%
Share-based compensation expenses	--	--	5%
Adjusted non-GAAP operating income	42%	18%	35%	29%
Depreciation	2%	2%	0%	0.3%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	44%	20%	35%	30%

NON-GAAP EARNINGS PER SHARE
Net Income (Loss)	8,181,335	(622,260)	(21,972,155)	(3,012,112)
Amortization of acquired software technology	--	2,229,127	5,083,165	696,839
Amortization of intangibles	649,035	253,309	904,237	123,960
Accretion on convertible notes	--	1,138,014	27,867,111	3,820,238
Share-based compensation expenses	--	--	2,663,105	365,079
Adjusted Net income	8,830,370	2,998,189	14,545,464	1,994,004

Adjusted non-GAAP diluted earnings per share	4.82	1.09	4.85	0.67
Shares used to compute non-GAAP diluted earnings per share	1,831,258	2,762,094	2,997,921	2,997,921

SOURCE eFuture Information Technology Inc.